UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: August 23, 2024
UBS Group AG
(Registrant's

Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's

Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form
40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists

of supplementary sustainability and climate

risk disclosures for 2023

required under Swiss
law, which appear immediately following this page.

Sustainability and climate

risk
disclosures
Supplementary 2023 disclosures

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Introduction
Sustainability and climate risk
3
Transition risk
6
Physical risk
8
Nature-related risks
10
Climate and nature related risk metrics
Appendix
12
Cautionary statement

Sustainability and climate risk disclosures

– Supplementary 2023 disclosures

Terms used in this report, unless the context requires otherwise
“UBS,” “UBS Group,” “UBS Group

AG consolidated,” “Group,”

“the Group,” “we,” “us”

and “our”
UBS Group AG and its consolidated subsidiaries
1
“UBS AG” and “UBS

AG consolidated”

UBS AG and its consolidated subsidiaries
“Credit Suisse AG” and “Credit

Suisse AG consolidated”
Credit Suisse AG and its consolidated subsidiaries
2
“Credit Suisse Group“ and “Credit Suisse Group

AG consolidated”
Pre-acquisition Credit Suisse Group
”Credit Suisse”

Credit Suisse AG and its consolidated subsidiaries,

Credit Suisse
Services AG and other small former Credit Suisse Group

entities now
directly held by UBS Group AG
“UBS Group AG” and “UBS

Group AG standalone”

UBS Group AG on a standalone basis
“Credit Suisse Group AG” and

“Credit Suisse Group AG standalone”
Credit Suisse Group AG on a standalone basis
“UBS AG standalone”

UBS AG on a standalone basis
“Credit Suisse AG standalone” Credit Suisse AG on a standalone basis
“UBS Switzerland AG” and “UBS

Switzerland AG standalone”
UBS Switzerland AG on a standalone basis
“UBS Europe SE consolidated”

UBS Europe SE and its consolidated subsidiaries
“UBS Americas Holding LLC” and

“UBS Americas Holding LLC consolidated”
UBS Americas Holding LLC and its consolidated subsidiaries
“1m” One million, i.e., 1,000,000
“1bn” One billion, i.e., 1,000,000,000
“1trn” One trillion, i.e., 1,000,000,000,000
1 Based on

consolidated IFRS

numbers (inclusive

of purchase price

allocation adjustments

recorded in

UBS Group

AG as

a result

of the

acquisition of

Credit Suisse

Group AG

in compliance

with IFRS

3, Business
Combinations).

2 The financial information disclosed

for Credit Suisse AG and its consolidated

subsidiaries does not represent financial statements

under the respective GAAP / IFRS Accounting

Standards, but is an
extract of financial

information from

UBS Group AG,

including purchase price

allocation adjustments

recorded in UBS

Group AG

as a result

of the acquisition

of Credit Suisse

Group AG

in compliance

with IFRS 3,
Business Combinations.
In this report, unless the context requires otherwise,

references to any gender shall apply to all genders.

Sustainability and climate risk disclosures

– Supplementary 2023 disclosures

| Sustainability and climate risk
2
Introduction
On the date

of the publication

of the UBS

Group Annual

Report 2023

(i.e., 28 March

2024), UBS

was in the

process
of implementing

a combined

and aligned

sustainability-and-climate-risk dataset across

UBS Group

and including
Credit

Suisse AG.

For

this

reason,

UBS

announced

that

it

would

publish

the

UBS

Group

and

Credit

Suisse AG
sustainability and climate risk metrics required pursuant to FINMA Circular 2016/1 “Disclosure – banks”, Annex 5, as supplementary

information in

line with

the publication

timeline for

the semi-annual

Pillar 3 disclosures

in the
third quarter of 2024.
The following

disclosure is

fully aligned

with “Sustainability

and climate

risk” in

the “Risk

management and

control”
section of

the UBS Group

Annual Report 2023,

available under “Annual

reporting” at
ubs.com/investors
, except
that full UBS Group numbers are reflected and

2023 Credit Suisse AG numbers are separately

disclosed.
Sustainability and climate risk
Managing

sustainability

and

climate

risk

is

a

key

component

of

the

UBS

Group’s

corporate

responsibility.

UBS
defines sustainability and

climate risk

as the

risk that

UBS negatively

impacts, or

is impacted

by, climate

change,
natural capital,

human rights,

and other

environmental, social

and governance

(ESG) matters.

Sustainability and
climate risks may

manifest as

credit, market, liquidity,

business and non-financial

risks for UBS,

resulting in potential
adverse financial, liability and reputational impacts.
The Group-wide

sustainability and

climate risk

management framework

and related

policy standards

and guidelines
underpin UBS’s management practices and control

principles, enabling the firm to

identify and manage potential
adverse impacts on

the climate, the

environment and human

rights, as well

as the associated

risks affecting UBS
and its clients while supporting the transition toward

a net-zero future.
Over the last

few months,

UBS has continued

its data integration

effort to align

the Credit Suisse AG

dataset as per
the requirements

of the combined

sustainability and climate-risk

metric process. To

arrive at the climate

risk metrics
for Credit Suisse AG and the UBS Group, we have used the same Group approach that had already been used for the UBS AG excluding Credit Suisse metrics.
This section presents

the current inventory

of quantitative sustainability

and climate

risk metrics, including

exposure
to carbon-related assets,

climate-sensitive sectors and

nature-related risks for

the UBS Group and

Credit Suisse AG.
UBS’s

overall

approach

to

managing

a

sustainability, climate

and

nature-related risk

and

policy

framework was
published in

the UBS

Group Annual Report

2023 and the

UBS Group

Sustainability Report 2023

and the

related
supplement thereto.
›
Refer to “Managing sustainability and climate risks” in the UBS Group Sustainability Report 2023, available under
“Annual Reporting” at ubs.com/investors,

for more information
›
Refer to “Sustainability and climate risk policy framework” in the Supplement to the UBS Group Sustainability
Report 2023, available under “Annual reporting” at ubs.com/investors , for more information

Sustainability and climate risk disclosures

– Supplementary 2023 disclosures

| Sustainability and climate risk
3
Transition risk

Climate-driven

transition

risks

arise

from

the

efforts

to

mitigate

the

effects

of

climate

change.

They

cover

the
financial impact on UBS clients or on UBS itself through the creditworthiness of our counterparties or the value of collateral we

hold. The

financial impacts

from climate

transition risk

could materialize

through three

key risk

factors:
–
climate policies, affecting operating expenses

(e.g., carbon taxes), analyzed both

directly and indirectly;
–
low-carbon technologies and

their potential for

disruption, affecting capital expenditure

requirements and / or
market share due to low-cost competition;

and
–
shifts in

consumer or

investor sentiment,

affecting revenues

(shifts in

consumer demand)

or market-perceived
value.
The transition

risk heatmap

shows that,

at the

end of

2023, the

exposure of

the UBS

Group to

climate-sensitive
sectors and related activities has

increased, as expected, with the inclusion

of Credit Suisse AG exposure. As

of the
end of

2023, the

corporate lending

portfolio of

Credit Suisse AG

was of

similar size

and composition

compared
with UBS AG.
Climate-driven

transition-risk-sensitive

exposure

accounted

for

16.7%

of

the

total

customer

lending

exposure,
mainly driven by exposure

of Credit Suisse AG to the

commercial real estate, industrials

and transportation sectors.
The

increase in

commercial real

estate

exposure is

of similar

size

and

profile

to that

of

UBS AG, as

both

banks
operated in the same local market

prior to the acquisition. Comparatively, Credit Suisse AG had a higher share of
exposure

in

the

industrials

and

transportation

sectors,

including

ship

and

aircraft

financing

contributing

to
transition-risk-sensitive exposure.
›
Refer to “Managing sustainability and climate risks” in the UBS Group Sustainability Report 2023, available under
“Annual reporting” at ubs.com/investors , for more information

Climate risk heatmap (transition risk) for UBS Group[1,2,3]

In USD billion

777.68 USD bn[4,5,6]
Total exposure
86.87 (11.17%)
Low
16.09 (2.07%)
Not classified
544.73 (70.05%)
Moderately low
10.12 (1.30%)
High
Agriculture 0.01
Fossil fuels 0.43
Industrials 6.65
Utilities 3.02
86.36 (11.10%)
Moderately high
Utilities 0.77
Fossil fuels 1.77
Metals and mining 4.49
Agriculture 4.65
Transportation 8.74
Real estate 48.19
Industrials 17.74
33.52 (4.31%)
Moderate
Sovereigns 0.09
Metals and mining 0.87
Utilities 1.28
Agriculture 4.59
Transportation 7.86
Industrials 4.61
Real estate 7.79
Fossil fuels 6.43

High

Industrials **6.65**
5.58 Chemicals
1.07 Cement or concrete manufacture

Utilities **3.02**
3.02 Power production: regulated and high-carbon fuels

Fossil fuels **0.43**
0.34 Refining and marketing
0.05 Shale gas
0.04 Coal

Agriculture **0.01**
0.01 Livestock – beef extensive grazing

Moderately high

Real Estate **48.19**
42.76 Commercial real estate
5.43 Development and management of real estate

Industrials **17.74**
8.84 Machinery and related parts manufacturing
4.21 Pharmaceuticals
2.39 Consumer durables manufacturing
2.12 Plastics and petrochemicals manufacture
0.18 Chemicals

Transportation **8.74**
2.16 Airlines – commercial
1.75 Transportation parts and equipment supply
1.66 Airlines – cargo
1.64 Sea-based shipping (high-carbon fuels)
0.88 Land-based shipping high-carbon (trucks)
0.64 Automobile manufacture (high-carbon fuels)

Agriculture **4.65**
4.65 Food and beverage production

Metals and Mining **4.49**
3.17 Mining conglomerates (including trading)
0.77 Production of other mined metals and raw materials
0.55 Production of steel and iron

Fossil Fuels **1.77**
1.04 Wholesale and trading: crude oil and natural gas
0.32 Integrated oil and gas
0.24 Conventional oil (on-/offshore)
0.17 Gas processing (including LNG)

Utilities **0.77**
0.53 Power production: regulated and high-carbon fuels
0.24 Wastewater treatment

Moderate

Transportation **7.86**
5.76 Sea-based shipping (high-carbon fuels)
1.35 Passenger ships
0.34 Land-based shipping high-carbon (trucks)
0.17 Automobile manufacture (high-carbon fuels)
0.16 Airlines – commercial
0.09 Transportation parts and equipment supply

Real Estate **7.79**
4.37 Construction – non-infrastructure
2.88 Commercial real estate
0.51 Development and management of real estate
0.03 Construction of buildings and related activities

Fossil Fuels **6.43**
5.91 Wholesale and trading: refined petroleum products
0.28 Downstream oil and gas distribution
0.24 Transportation and storage (gas)

Industrials **4.61**
2.68 Other consumer goods manufacturing
1.57 Clothing manufacture
0.28 Plastics and petrochemicals manufacture
0.04 Consumer durables manufacturing
0.03 Machinery and related parts manufacturing

Agriculture **4.59**
3.98 Food and beverage wholesale/retail
0.45 Crops – high emissions intensity
0.08 Other agricultural services
0.05 Food and beverage production
0.03 Livestock - other
0.01 Aquaculture

Utilities **1.28**
0.61 Waste disposal and recycling
0.45 Grid operation and transmission
0.23 Wholesale and trading: electricity and power

Metals and Mining **0.87**
0.53 Metal ore mining not elsewhere classified
0.22 Metal iron ores
0.07 Production of steel and iron
0.03 Production of other mined metals and raw materials
0.01 Mining conglomerates (incl. trading)

Sovereigns **0.09**
0.09 Sovereigns

1 Total customer lending exposure consists of total loans and advances to customers and guarantees, as well as irrevocable loan commitments (within the scope of expected credit loss) and is based on consolidated IFRS numbers (inclusive of purchase price allocation adjustments recorded in UBS Group AG as a result of the acquisition of Credit Suisse Group AG in compliance with IFRS 3, Business Combinations). Total and subtotal exposure calculation is subject to rounding to two decimal places hence potential deviation from actual. 2 UBS continues to collaborate to resolve methodological and data challenges, and seeks to integrate both impacts to and dependency on a changing natural and climatic environment, in how it evaluates risks and opportunities. 3 Climate- and nature-related risks are scored between 0 and 1, based on sustainability and climate risk transmission channels, as outlined in the Supplement to the UBS Group Sustainability Report 2023. Risk ratings represent a range of scores across five rating categories: low, moderately low, moderate, moderately high, and high. The climate- or nature-sensitive exposure metrics are determined based upon the top three of the fi ve rated categories: moderate to high. 4 Methodologies for assessing climate- and nature-related risks are emerging and may change over time. As the methodologies, tools, and data availability improve, we will further develop our risk identification and measurement approaches. Lombard lending rating is assigned based on the average riskiness of loans. 5 The credit exposure includes portfolio adjustment bookings, which are either directly impacting the metrics, and have been reflected in the heatmaps, or are impact assessed and immaterial to the metrics representation. 6 Not classified represents the portion of UBS's business activities where methodologies and data are not yet able to provide a rating, e.g. for private Individuals, or due to ongoing Credit Suisse data integration work.

Sustainability and climate risk disclosures

– Supplementary 2023 disclosures

| Sustainability and climate risk

Climate risk heatmap (transition risk) for UBS Group[1,2,3]

In USD billion

10.12 (1.30%)
High
16.09 (2.07%)
Not classified
86.36 (11.10%)
Moderately high
86.87 (11.17%)
Low
33.52 (4.31%)
Moderate
Transition risk
777.68 USD bn[4,5]
Total exposure
544.73 (70.05%)
Moderately low

Transition risk, by sector and geographic classifier of market maturity[6]

Marker size indicates relative exposure magnitude
Colour indicates transition risk level

Residential real estate
Commercial real estate
Financial services
Fossil fuels
Agriculture
Metals and mining
Private individuals
Utilities
Industrials
Services and technology
Transportation
Lombard
Sovereigns
Real estate (other)
Industrialized
Residential real estate
Commercial real estate
Financial services
Metals and mining
Fossil fuels
Private individuals
Lombard
Agriculture
Industrials
Utilities
Services and technology
Sovereigns
Transportation
Emerging
Low
Sector transition risk[7]
High
Sector score
Lower risk
Higher risk

1 Total customer lending exposure consists of total loans and advances to customers and guarantees, as well as irrevocable loan commitments (within the scope of expected credit loss) and is based on consolidated IFRS numbers (inclusive of purchase price allocation adjustments recorded in UBS Group AG as a result of the acquisition of Credit Suisse Group AG in compliance with IFRS 3, Business Combinations). Total and subtotal exposure calculation is subject to rounding to two decimal places hence potential deviation from actual. 2 UBS continues to collaborate to resolve methodological and data challenges, and seeks to integrate both impacts to and dependency on a changing natural and climatic environment, in how it evaluates risks and opportunities. 3 Climate- and nature-related risks are scored between 0 and 1, based on sustainability and climate risk transmission channels, as outlined in the Supplement to the UBS Group Sustainability Report 2023. Risk ratings represent a range of scores across five-rating categories: low, moderately low, moderate, moderately high, and high. The climate- or nature-sensitive exposure metrics are determined based upon the top three of the five rated categories: moderate to high. 4 Methodologies for assessing climate- and nature-related risks are emerging and may change over time. As the methodologies, tools, and data availability improve, we will further develop our risk identification and measurement approaches. Lombard lending rating is assigned based on the average riskiness of loans. 5 Not classified represents the portion of UBS's business activities where methodologies and data are not yet able to provide a rating, e.g. for private Individuals, or due to ongoing Credit Suisse data integration work. 6 Market maturity is reflected in the internal country classification to facilitate identification of diversification of policy stringency across emerging and industrialised countries. 7 Displayed ratings represent exposure-weighted averages for a given sector scope.

Sustainability and climate risk disclosures

– Supplementary 2023 disclosures

| Sustainability and climate risk

Sustainability and climate risk disclosures

– Supplementary 2023 disclosures

| Sustainability and climate risk
6
Physical risk

Climate-driven physical risks arise from acute hazards, which are increasing in severity and frequency, and chronic
climate risks

arise from

an incrementally changing

climate. These effects

may include increased

temperature and
sea-level rise, and

the gradual changes

may affect productivity

and property values

and increase the

severity and
frequency of acute hazards.
Our

physical

risk

heatmap

methodology

groups

together

corporate

counterparties

based

on

exposure

to

key
physical risk factors (risk

segmentation), by rating sectoral,

sub-sectoral and geographical vulnerabilities

to climate-
driven acute physical

risks. These vulnerabilities

were identified using

a proprietary in-house

UBS model. The

Group
model,

developed

in

2023,

is

applied

to

Credit

Suisse AG

exposures.
In

its

current

state,

the

model

takes

a
conservative approach in its key assumptions, reflecting

limited incorporation of geographical and sectoral

sources
of physical risk.
The physical

risk heatmap

below shows

that, at

the end

of 2023,

the exposure

of the

UBS Group

to climate-sensitive
sectors

was

12.0%.

Like

climate-driven

transition

risk,

the

climate-driven

physical

risk

of

the

UBS

Group

has
increased in

absolute terms with

the integration

of Credit

Suisse AG. When

compared with

the climate-sensitive
physical risk exposure of UBS AG, Credit Suisse

AG’s climate-sensitive exposure includes a

lower contribution from
financial services

and intermediary

activities but

higher contributions

from the

industrials and

transportation sectors.
At Group level, most of

the climate-sensitive physical risk

exposure is located within countries

that have a relatively
high adaptive capacity

to manage physical

risk hazards,

which is an

important aspect

to consider when

interpreting
the 12.0% exposure to physical risk.
Until the

end of

2023, prior

to the

methodology alignment,

Credit Suisse AG

continued to

use a

flooding risk

metric
that measured its Switzerland-

and UK-based real estate

financing exposure subject to

a high-to-medium level of
fluvial flood

risk. For 2023,

in Switzerland, 10.7%

of real

estate exposure, the

same as for

2022, falls within

the
high-to-medium category. In the UK, all

properties continue to be categorized as

very low, the same

as for 2022.
In

2024,

we

have

aligned the

methodologies and

started

using

our

physical

risk

heatmap

model

for

all

of

the
Group’s exposure,

retiring the use of the flooding risk metric.
›
Refer to “Managing sustainability and climate risks” in the UBS Group Sustainability Report 2023, available under
“Annual reporting” at ubs.com/investors , for more information

Climate risk heatmap (physical risk) for UBS Group[1,2,3]

In USD billion

11.09 (1.43%)
Moderately high
16.09 (2.07%)
Not classified
82.09 (10.55%)
Moderate
358.81 (46.14%)
Low
Physical risk
777.68 USD bn4,5
Total exposure
309.59 (39.81%)
Moderately low
Physical risk, by sector and country adaptive capacity
Marker size indicates relative exposure magnitude
Colour indicates physical risk level
Low
High
Country adaptive capacity6
Industrials
Private Individuals
Financial services
Lombard
Commercial real estate
Climate-sensitivity threshold
Residential real estate
Sovereigns
Services and technology
Transportation
Real estate (other)
Agriculture
Utilities
Fossil fuels
Metals and mining
Sector physical risk7
Low
High
Sector score
Lower risk
Higher risk

1 Total customer lending exposure consists of total loans and advances to customers and guarantees, as well as irrevocable loan commitments (within the scope of expected credit loss) and is based on consolidated IFRS numbers (inclusive of purchase price allocation adjustments recorded in UBS Group AG as a result of the acquisition of Credit Suisse Group AG in compliance with IFRS 3, Business Combinations). Total and subtotal exposure calculation is subject to rounding to two decimal places hence potential deviation from actual. 2 UBS continues to collaborate to resolve methodological and data challenges, and seeks to integrate both impacts to and dependency on a changing natural and climatic environment, in how it evaluates risks and opportunities. 3 Climate- and nature-related risks are scored between 0 and 1, based on sustainability and climate risk transmission channels, as outlined in the Supplement to the UBS Group Sustainability Report 2023. Risk ratings represent a range of scores across five-rating categories: low, moderately low, moderate, moderately high, and high. The climate- or nature-sensitive exposure metrics are determined based upon the top three of the five rated categories: moderate to high. 4 Methodologies for assessing climate- and nature-related risks are emerging and may change over time. As the methodologies, tools, and data availability improve, we will further develop our risk identification and measurement approaches. Lombard lending rating is assigned based on the average riskiness of loans. 5 Not classified represents the portion of UBS's business activities where methodologies and data are not yet able to provide a rating, e.g. for private Individuals, or due to ongoing Credit Suisse data integration work. 6 Country adaptive capacity is represented by a sector exposure weighted-average based on the sovereign's segment score for the country of risk. 7 Displayed ratings represent exposure-weighted averages for a given sector scope.

Sustainability and climate risk disclosures

– Supplementary 2023 disclosures

| Sustainability and climate risk

Sustainability and climate risk disclosures

– Supplementary 2023 disclosures

| Sustainability and climate risk
8
Nature-related risks
Nature-related

risks refer

to how

humans and

organizations

depend on

and impact

the natural

environment.

Natural
resources are

referred to

as natural capital

that, in

combination, provides

the ecosystem

services that

benefit people
and the planet. Below

is a description of

UBS’s understanding of

how its business model

may depend on

or impact
those services, resulting in financial and non-financial

risk for UBS.
In 2022, we

initially piloted a

quantification approach for nature-related

risks solely based

on dependency of our
clients

on

the

natural

environment,

using

the

ENCORE

methodology.

This

approach

enabled

us

to

assess
vulnerability to nature-sensitive economic activities by our clients, which may drive financial

risks for UBS, such as
reduced creditworthiness

of our clients or

the value of

companies’ debt or

of equity posted

as collateral for

lending
activities.
In

2023,

we

expanded

the

definition

of

our

“nature-sensitive

metric”

to

now

include

both

dependencies

and
impacts

on

nature,

its

assets,

and

the

ecosystem

services

nature

provides

to

sustain

human

activities.

Our
methodology assigns ratings on the same

scale and granularity as

our climate-driven sector-level heatmaps. As in
the case

of the

climate-driven heatmap assumptions,

UBS takes

a conservative

approach in

assigning the

overall
nature-sensitive risk

rating to

each

of

the UBS

industry codes.

The

key

assumption

here is

driven

by

taking the
higher of the two values between the ENCORE-defined

impact and the dependency ratings.
The nature-related risk heatmap below shows that at the end of 2023,

the exposure of the UBS Group to nature-
sensitive sectors was 20.3%

of its total customer

lending exposure. Sensitive

sectors that either have

a high impact
or a

high dependency

on the

natural environment

are common

to both

UBS AG and

Credit Suisse,

with both

having
a

similar

nature-sensitive

exposure,

except

for

the

industrials

and

transportation

sectors,

where

Credit

Suisse’s
exposure is relatively higher. The approach chosen leads to reporting of higher nature-related risk exposure, in the short term.

We continue

to focus

on further

developing the

nature-related risk

methodology to

align with

emerging
regulations

in

Switzerland

and

the

EU,

while

maintaining

the

conservatism

we

have

already

built

in

our
methodology.
›
Refer to “Managing sustainability and climate risks” in the UBS Group Sustainability Report 2023, available under
“Annual reporting” at ubs.com/investors , for more information

Climate risk heatmap (nature risk) for UBS Group[1,2,3,4]

In USD billion

11.81 (1.52%)
High
12.53 (1.61%)
Moderately high
16.09 (2.07%)
Not classified
133.70 (17.19%)
Moderate
19.55 (2.51%)
Moderately low
584.00 (75.10%)
Low
Nature risk
777.68 USD bn5,6
Total exposure

Nature-related risk, by sector and alignment to average of transition and physical risk

Marker size indicates relative exposure magnitude
Color indicates Nature-related risk level

High
Low
Average climate risk
Sector nature-related risk7
Low
High
Utilities
Agriculture
Industrials
Metals and mining
Commercial real estate
Real estate (other)
Sovereigns
Financial services
Transportation
Lombard
Fossil fuels
Services and technology
Residential real estate
Private individuals
Sector score
Lower risk
Higher risk

Sustainability and climate risk disclosures

– Supplementary 2023 disclosures

| Sustainability and climate risk

Sustainability and climate risk disclosures

– Supplementary 2023 disclosures

| Sustainability and climate risk
10
Climate and nature-related risk metrics

In developing our

metrics, we consider

the inputs and

guidance provided by

standard-setting organizations,

as well
as new or enhanced regulatory requirements

for climate disclosures.
The table below includes climate and nature-related

risk metrics for the UBS Group, Credit Suisse

AG consolidated
and Credit Suisse (Schweiz) AG. Due to Credit

Suisse’s exposure integration and its methodology

alignment to the
Group, the trend analysis of the exposure

of the UBS Group is not included.
The

proportion

of

the

UBS

Group’s

total

customer

lending

exposure

accounted

for

by

carbon-related

assets
increased to 10.2%

in 2023. In

2023, the share

of climate-sensitive exposure

for the UBS

Group was 16.7%

for
transition risk, 12.0% for physical risk and

20.3% for nature-related risk, of the Group’s

total customer lending.
Risk management – climate- and nature-related metrics
For the year ended
31.12.23
Climate- and nature-related risk metrics (USD bn, except where indicated)
1
Carbon-related assets: UBS Group
1, 2, 3, 4
79.1
Carbon-related assets, proportion of total customer lending exposure, UBS Group gross

(%)
1, 2, 3, 4
10.2
Carbon-related assets: Credit Suisse AG consolidated
1, 2, 3, 4, 5
45.0
Carbon-related assets: Credit Suisse (Schweiz) AG
1, 2, 3, 4, 5
26.4
Exposure to climate-sensitive sectors, transition risk: UBS Group
1, 3, 4, 6
130.0
Climate-sensitive sectors, transition risk, proportion of total customer lending exposure: UBS Group gross (%)
1, 3, 4, 6
16.7
Total exposure to climate-sensitive sectors, transition risk: Credit Suisse AG consolidated
1, 3, 4, 5, 6
71.9
Total exposure to climate-sensitive sectors, transition risk: Credit Suisse (Schweiz) AG
1, 3, 4, 5, 6
46.7
Exposure to climate-sensitive sectors, physical risk: UBS Group
1, 3, 4, 6
93.2
Climate-sensitive sectors, physical risk, proportion of total customer lending exposure: UBS Group gross (%)
1, 3, 4, 6
12.0
Total exposure to climate-sensitive sectors, physical risk: Credit Suisse AG consolidated
1, 3, 4, 5, 6
47.0
Total exposure to climate-sensitive sectors, physical risk: Credit Suisse (Schweiz) AG
1, 3, 4, 5, 6
12.8
Exposure to nature-related risks: UBS Group
1, 3, 4, 6, 7
158.0
Climate-sensitive sectors, nature-related risks, proportion of total customer lending exposure: UBS Group gross (%)
1, 3, 4, 6, 7
20.3
Total exposure to nature-related risks: Credit Suisse AG consolidated
1, 3, 4, 5, 6, 7
86.1
Total exposure to nature-related risks: Credit Suisse (Schweiz) AG
1, 3, 4, 5, 6, 7
56.5
Flooding risk exposure, real estate financing (Switzerland and UK):

Credit Suisse AG consolidated
8
16.4
Flooding risk exposure, proportion of total real estate financing:

Credit Suisse AG consolidated (%)
8, 9
10.7
Flooding risk exposure, Switzerland: Credit Suisse AG consolidated
8
16.4
Flooding risk exposure, UK: Credit Suisse AG consolidated
8
0.0
Flooding risk exposure, real estate financing (Switzerland and UK):

Credit Suisse (Schweiz) AG
8
16.2
Flooding risk exposure, proportion of total real estate financing:

Credit Suisse (Schweiz) AG (%)
8, 9
10.9
Flooding risk exposure, Switzerland: Credit Suisse (Schweiz) AG
8
16.2
Flooding risk exposure, UK: Credit Suisse (Schweiz) AG
8
0.0
1 Methodologies for assessing climate- and nature-related risks are emerging and may change over time. As the methodologies,

tools, and data availability improve, we will further

develop our risk identification and
measurement approaches. Lombard lending rating is assigned based on the average riskiness of loans.

2 Task Force on Climate-related Financial Disclosures (the TCFD), in its expanded definition published in 2021, encourages banks

to use a

consistent definition

to support

comparability. UBS

defines carbon-related

assets through industry-identifying

attributes of

the firm’s

banking book. UBS

further includes

the four

non-
financial sectors

addressed by

the TCFD,

including, but

not limited

to, fossil

fuel extraction,

carbon-based power

generation, transportation

(air,

sea, rail,

and auto

manufacture), metals

production and

mining,
manufacturing industries, real estate development,

chemicals, petrochemicals, and pharmaceuticals,

building and construction materials and

activities, forestry, agriculture,

fishing, food and beverage production, as
well as including

trading companies

that may trade

any of the

above (e.g.,

oil trading

or agricultural

commodity trading

companies). This

metric is agnostic

of risk rating,

and therefore may

include exposures of
companies that may be already transitioning or adapting

their business models to climate risks, unlike

UBS climate-sensitive sectors methodology, which

takes a risk-based approach to defining

material exposure to
climate impacts.

3 Total customer lending exposure consists of total loans and advances to customers and guarantees, as well as irrevocable loan commitments (within the scope of expected credit loss) and is based
on consolidated IFRS numbers (inclusive of purchase price allocation adjustments recorded in UBS

Group AG as a result of the acquisition of Credit Suisse Group AG in compliance with IFRS 3, Business Combinations).

4 UBS continues to collaborate to resolve methodological

and data challenges, and seeks to

integrate both impacts to and dependency on

a changing natural and climatic environment, in

how it evaluates risks and
opportunities.

5 The financial information disclosed

does not represent financial statements under

the respective GAAP / IFRS Accounting

Standards, but is an extract

of financial information from UBS Group

AG,
including purchase price allocation adjustments recorded in UBS Group AG as a result of the acquisition of Credit Suisse Group AG

in compliance with IFRS 3, Business Combinations

6 Climate- and nature-related
risks are scored between 0 and 1, based

on sustainability and climate risk transmission channels,

as outlined in the Supplement to the UBS

Group Sustainability Report 2023. Risk ratings represent

a range of scores
across five-rating

categories: low,

moderately low,

moderate, moderately

high, and

high. The

climate-

or nature-sensitive

exposure metrics

are determined

based upon

the top

three of

the five

rated categories:
moderate to high.

7 Nature-related risk metric is calculated based on 2023 methodology,

which is the result of ongoing collaboration between

UBS and UNEP-FI.

8 The metric measures Credit Suisse’s

exposure
to river and sea flood risk and

ignores pluvial flooding, which relates

to ground water and flash

floods. The metric

measured the flooding risk exposure in

high to medium category i.e.,

a chance of flooding at least
once in 100 years.

9 In the TCFD metrics section of the Credit Suisse Sustainability Report 2022, Switzerland flooding risk exposure infographics shows zero exposure in high category due to incorrect mapping.

The
issue is remediated and the split of flooding risk

exposure is restated to high (2%) and medium

(9%) category. Similar to that of 2022, 2023 analysis shows flooding risk exposure across high (2%) and medium (8.7%)
category for Credit Suisse AG. For Credit Suisse (Schweiz) AG,

2023 analysis shows the flooding risk exposure is split across high (2%) and medium (8.9%) category.
The table below presents a view of UBS’s risk

profile within sectors and across climate-

and nature-related risks. It
shows

the

total

exposure

of

the

UBS

Group

in

each

sector,

followed

by

an

exposure-weighted risk

rating

and
climate-sensitive exposure. This

is presented for

all three

risk types. Exposures

may appear under

one or

more of
the risk

types and,

therefore, cannot

be added

together; this

is

because the

methodologies are

distinct in

their
approach and application.
Although sensitive exposure

has increased both in

absolute and relative

terms, overall, the UBS Group

continues to
have an average rating of moderate for transition

risk and moderately low for physical and nature-related

risk
.

Sustainability and climate risk disclosures

– Supplementary 2023 disclosures

| Sustainability and climate risk
11
Risk exposures by sector for UBS Group
1,2,3,4
Transition risk Physical risk Nature-related risk
5
Sector / Subsector
2023
(USD bn)
Weighted average
transition risk
rating 2023
6
2023 transition
risk climate
sensitive exposure
(USD bn)
4
Weighted average
physical risk rating
2023
6
2023 physical risk
climate sensitive
exposure
(USD bn)
4
Weighted average
nature-related risk
rating 2023
6
2023 nature-
related risk climate
sensitive exposure
(USD bn)
4
Agriculture
Agriculture, fishing and forestry 1.27 Moderately Low 0.58 Moderate 0.81 Moderately High 1.11
Food and beverage 8.68 Moderately High 8.68 Moderate 5.70 Moderate 8.41
Financial services
Financial services 93.26 Moderately Low 0.00 Moderate 23.85 Low 0.47
Fossil fuels
Downstream refining, distribution 0.80 High 0.80 Moderate 0.32 Moderate 0.46
Integrated oil and gas 0.32 Moderately High 0.32 Moderately Low 0.00 High 0.32
Midstream transport, storage 0.24 Moderate 0.24 Moderate 0.22 Moderately Low 0.00
Trading fossil fuels 6.95 Moderately High 6.95 Moderate 0.87 Moderate 6.63
Upstream extraction 0.33 High 0.33 Moderate 0.21 High 0.33
Industrials
Cement or concrete manufacture 1.07 High 1.07 Moderate 0.13 High 1.07
Chemicals manufacture 5.76 High 5.76 Moderate 2.82 Moderately High 5.76
Electronics manufacture 6.27 Moderately Low 0.00 Moderate 2.41 Moderate 1.99
Goods and apparel manufacture 6.68 Moderately High 6.68 Moderate 3.92 Moderate 5.89
Machinery manufacturing 10.42 Moderately High 8.87 Moderate 1.48 Moderately High 10.34
Pharmaceuticals manufacture 4.21 Moderately High 4.21 Moderate 2.01 Moderate 2.65
Plastics and petrochemicals manufacture 2.41 Moderately High 2.41 Moderate 1.09 Moderate 1.43
Metals and mining
Mining conglomerates (incl. trading) 3.18 Moderately High 3.18 Moderate 0.13 Moderate 3.18
Mining and quarrying 1.79 Moderate 0.75 Moderate 1.03 High 1.57
Production of metals 1.43 Moderately High 1.43 Moderate 0.83 Moderately High 0.85
Services and technology
Services and Technology 40.57 Moderately Low 0.00 Moderate 23.41 Moderate 23.17
Sovereigns
Sovereigns 4.60 Moderately Low 0.09 Moderately Low 0.05 Low 0.00
Transportation
Air transport 3.98 Moderately High 3.98 Moderate 3.71 Moderately High 3.98
Automotive 1.88 Moderate 0.81 Moderate 1.64 Moderate 1.88
Rail freight 0.85 Low 0.00 Moderate 0.74 Moderate 0.61
Road freight 1.22 Moderately High 1.22 Moderate 0.69 Moderately High 1.22
Transit 1.00 Moderately Low 0.00 Moderate 0.84 Moderate 0.42
Transportation parts and equipment supply 1.83 Moderately High 1.83 Moderate 1.00 Moderate 1.83
Water transport 8.75 Moderately High 8.75 Moderate 5.34 Moderate 8.75
Utilities
Power generation 4.28 High 4.22 Moderate 3.16 Moderately High 4.28
Waste treatment 0.85 Moderately High 0.84 Moderate 0.20 Moderately Low 0.03
Real estate
Development and management 10.79 Moderately High 10.34 Moderately Low 1.52 Moderately High 10.79
Commercial real estate 98.01 Moderate 45.65 Moderately Low 3.05 Moderate 48.62
Residential real estate
267.18 Moderately Low 0.00 Low 0.00 Low 0.00
Private lending
Lombard 160.74 Moderately Low 0.00 Moderately Low 0.00 Low 0.00
Private lending, credit cards, other
7
7.18 Not classified 0.00 Not classified 0.00 Not classified 0.00
Not classified
7
8.91 Not classified 0.00 Not classified 0.00 Not classified 0.00
Total 777.68 Moderate 129.99 Moderately Low 93.19 Moderately Low 158.04
1 Methodologies for assessing climate- and nature-related risks are emerging and may change over time. As the methodologies,

tools, and data availability improve, we will further develop our risk identification and
measurement approaches. Lombard lending rating is assigned based on the average riskiness of loans.

2 Total customer lending exposure consists of total loans and advances to customers and guarantees, as well
as irrevocable loan commitments (within the scope of expected credit loss) and is based on consolidated IFRS Accounting Standards numbers (inclusive of purchase price allocation adjustments recorded in UBS Group
AG as a result of the acquisition of Credit Suisse Group AG in compliance with IFRS 3, Business Combinations).

3 UBS continues to collaborate to resolve methodological and data challenges, and seeks to integrate both impacts to and dependency on a changing natural and climatic environment, in how it evaluates risks and opportunities.

4 Climate- and nature-related risks are scored between 0 and 1, based on sustainability and climate risk transmission channels, as outlined

in the Supplement to the UBS

Group Sustainability Report 2023. Risk ratings represent

a range of scores across five-rating categories:

low, moderately low, moderate,
moderately high, and high. The climate- or nature-sensitive exposure metrics are determined based upon the top three of the five rated categories: moderate to high.

5 Nature-related risk metric is calculated based
on 2023 methodology , which is the result of ongoing collaboration between UBS and UNEP-FI.

6 Displayed ratings represent exposure-weighted averages for a given sector scope.

7 Not classified represents the
portion of UBS's business activities where methodologies and data are not yet able to provide a rating, e.g.

private individuals, due to pending CS data integration work.

Sustainability and climate risk disclosures

– Supplementary 2023 disclosures |
Appendix

12
Appendix
Cautionary statement

regarding forward-looking statements

|

This report contains

statements that

constitute “forward-looking

statements,” including

but
not limited to management’s

outlook for UBS’s financial performance,

statements relating to the

anticipated effect of transactions

and strategic initiatives on
UBS’s

business and

future

development and

goals

or

intentions to

achieve climate,

sustainability and

other social

objectives.

While

these

forward-looking
statements represent

UBS’s judgments,

expectations and

objectives concerning the

matters described,

a number

of risks,

uncertainties and

other important
factors could cause actual developments and results to differ materially from UBS’s expectations. In particular,

terrorist activity and conflicts

in the Middle East,
as well as the continuing Russia–Ukraine

war, may have significant impacts on global markets,

exacerbate global inflationary pressures, and slow

global growth.
In addition,

the ongoing

conflicts may

continue to

cause significant

population displacement,

and lead

to shortages

of vital

commodities, including

energy
shortages and food insecurity outside the areas immediately involved in armed conflict. Governmental responses to the armed conflicts, including, with respect
to the Russia–Ukraine war, coordinated successive

sets of sanctions on

Russia and Belarus,

and Russian and Belarusian

entities and nationals, and

the uncertainty
as to whether

the ongoing conflicts will

widen and intensify,

may continue to

have significant adverse effects

on the market and

macroeconomic conditions,
including

in

ways

that cannot

be anticipated.

UBS’s acquisition

of

the Credit

Suisse Group

has materially

changed its

outlook and

strategic direction

and
introduced new operational challenges. The integration

of the Credit Suisse entities into the UBS structure is expected to take between three and five years and
presents significant

risks, including

the risks that

UBS Group AG

may be unable

to achieve

the cost reductions

and other benefits

contemplated by

the transaction.
This creates significantly greater uncertainty about

forward-looking statements. Other factors

that may affect UBS’s performance

and ability to achieve its plans,
outlook and other objectives also

include, but are not limited to: (i)

the degree to which UBS is successful

in the execution of its

strategic plans, including its cost
reduction and efficiency initiatives

and its ability to

manage its levels of

risk-weighted assets (RWA) and

leverage ratio denominator

(LRD), liquidity coverage ratio
and other financial resources,

including changes in RWA assets

and liabilities arising from higher

market volatility and the size

of the combined Group; (ii) the
degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions, including as a result of
the acquisition of the Credit Suisse

Group; (iii) increased inflation and interest rate

volatility in major markets; (iv) developments in the macroeconomic climate and in the markets in

which UBS operates or

to which it is

exposed, including movements

in securities prices or liquidity, credit spreads, currency

exchange rates,
deterioration or slow recovery

in residential and

commercial real estate markets,

the effects of

economic conditions, including elevated inflationary

pressures,
market developments, increasing geopolitical tensions, and changes to national trade policies on the financial position or creditworthiness of

UBS’s clients and
counterparties, as well as on client sentiment and levels of activity; (v) changes in the availability of capital and funding, including any adverse changes in UBS’s
credit spreads and credit ratings of UBS, Credit Suisse, sovereign issuers, structured credit products or credit-related exposures, as well as availability and cost of funding to

meet requirements

for debt

eligible for

total loss-absorbing

capacity (TLAC),

in particular

in light

of the

acquisition of

the Credit

Suisse Group;
(vi) changes in central

bank policies or

the implementation

of financial legislation

and regulation in

Switzerland, the

US, the UK,

the EU and

other financial

centers
that have imposed, or resulted

in, or may do so

in the future, more stringent

or entity-specific capital,

TLAC, leverage ratio, net

stable funding ratio, liquidity

and
funding

requirements,

heightened

operational

resilience

requirements,

incremental

tax

requirements,

additional

levies,

limitations

on

permitted

activities,
constraints on remuneration, constraints

on transfers of capital

and liquidity and sharing of

operational costs across the

Group or other measures, and the

effect
these will

or would

have on

UBS’s business

activities; (vii) UBS’s

ability to

successfully implement

resolvability and

related regulatory requirements

and the

potential
need to make further changes to the

legal structure or booking model of

UBS in response to legal and regulatory requirements

and any additional requirements
due to its acquisition of the Credit Suisse Group, or other developments; (viii) UBS’s ability to maintain and improve its systems and controls for complying with
sanctions in a timely

manner and for the detection

and prevention of money

laundering to meet evolving

regulatory requirements and expectations,

in particular
in current geopolitical turmoil;

(ix) the uncertainty arising from domestic

stresses in certain major economies;

(x) changes in UBS’s competitive

position, including
whether differences in regulatory capital and other requirements among the major financial centers adversely affect UBS’s ability to compete in certain lines of
business; (xi) changes in the standards of conduct applicable to its businesses that may result from new

regulations or new enforcement of existing standards,
including measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS may be exposed, or possible

constraints or sanctions that regulatory authorities

might impose on UBS, due to litigation, contractual

claims
and regulatory

investigations, including the

potential for

disqualification from

certain businesses, potentially

large fines

or monetary

penalties, or

the loss

of
licenses or privileges as

a result of

regulatory or other governmental sanctions, as

well as the effect

that litigation, regulatory and similar

matters have on the
operational risk component of its RWA, including as a result of its acquisition of the Credit Suisse Group, as well as the amount of capital available for return to
shareholders; (xiii) the

effects on UBS’s

business, in particular

cross-border banking, of

sanctions, tax or

regulatory developments

and of possible

changes in UBS’s
policies and practices; (xiv) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may

be affected

by

competitive factors;

(xv) changes in

accounting or

tax standards

or

policies, and

determinations or

interpretations affecting

the
recognition of gain or loss, the valuation

of goodwill, the recognition of deferred tax

assets and other matters; (xvi)

UBS’s ability to implement new technologies
and business methods,

including digital services

and technologies, and

ability to successfully

compete with both

existing and

new financial service

providers,
some of

which may not

be regulated to

the same extent;

(xvii) limitations on the

effectiveness of UBS’s

internal processes for

risk management, risk

control,
measurement and modeling, and

of financial models generally; (xviii) the

occurrence of operational failures,

such as fraud, misconduct, unauthorized

trading,
financial crime, cyberattacks, data leakage and systems failures, the risk of which is increased with cyberattack threats from both nation states and non-nation-
state actors targeting

financial institutions; (xix) restrictions on

the ability of

UBS Group AG

and UBS AG

to make payments

or distributions, including due

to
restrictions on the

ability of its

subsidiaries to make

loans or distributions,

directly or indirectly, or, in the case

of financial difficulties,

due to the

exercise by FINMA
or

the

regulators

of

UBS’s

operations

in

other

countries

of

their

broad

statutory

powers

in

relation

to

protective

measures,

restructuring

and

liquidation
proceedings; (xx) the degree to which

changes in regulation, capital or

legal structure, financial results or

other factors may affect UBS’s ability

to maintain its
stated capital return objective;

(xxi) uncertainty over the scope

of actions that may

be required by UBS, governments

and others for UBS to

achieve goals relating
to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and the possibility of conflict between different
governmental standards and regulatory regimes; (xxii) the ability of UBS to access capital markets; (xxiii) the ability of UBS to successfully recover from a disaster
or other

business continuity

problem due

to a

hurricane, flood,

earthquake, terrorist

attack, war,

conflict (e.g.,

the Russia–Ukraine

war), pandemic,

security
breach, cyberattack, power

loss, telecommunications failure or

other natural or

man-made event, including

the ability to

function remotely during

long-term
disruptions such as the COVID-19 (coronavirus) pandemic; (xxiv) the level of success in the absorption of Credit Suisse, in the integration of the two groups

and
their businesses, and in the execution of the planned strategy regarding cost reduction and divestment of any non-core assets, the existing assets and liabilities of Credit Suisse, the level

of resulting impairments and write-downs, the effect of

the consummation of the integration on the operational results,

share price
and credit

rating of UBS

– delays,

difficulties, or

failure in

closing the transaction

may cause market

disruption and challenges

for UBS

to maintain

business,
contractual and operational relationships;

and (xxv) the effect that these or other

factors or unanticipated events,

including media reports and speculations,

may
have on

its reputation

and the

additional consequences

that this

may have

on its

business and

performance. The

sequence in

which the

factors above

are
presented is not indicative of their

likelihood of occurrence or the potential magnitude of their consequences. UBS’s business

and financial performance could
be affected by other factors identified in its past

and future filings and reports, including those filed

with the US Securities and Exchange

Commission (the SEC).
More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including the UBS Group AG
and UBS AG Annual Reports

on Form 20- F for the year

ended 31 December 2023. UBS

is not under any obligation

to (and expressly disclaims any

obligation to)
update or alter its forward-looking statements, whether

as a result of new information, future events, or otherwise.
Rounding |

Numbers presented throughout this report may not add up

precisely to the totals provided in the tables and text.

Percentages and percent changes
disclosed in text and tables are

calculated on the basis of unrounded

figures. Absolute changes between reporting periods disclosed in the text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.
Tables |

Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

Values
that are zero on a rounded basis can be either negative

or positive on an actual basis.
Websites |

In this report, any

website addresses are provided

solely for information

and are not intended

to be active links.

UBS is not incorporating

the contents
of any such websites into this report.

UBS Group AG
P.O. Box
CH-8098 Zurich
ubs.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this
report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By:

/s/

David Kelly

___
Name:

David Kelly
Title:

Managing Director
By:

/s/ Ella Campi

_
Name:

Ella Campi
Title:

Executive Director
UBS AG
By:

/s/

David Kelly

_
Name:

David Kelly
Title:

Managing Director
By:

/s/ Ella Campi

_
Name:

Ella Campi
Title:

Executive Director
Date:

August 23, 2024